Management's Discussion and Analysis

For the three months ended March 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated May 6, 2009, should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the three months ended March 31, 2009 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2008. Amounts are presented in Canadian dollars unless otherwise stated.  The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (‘‘GAAP”) in Canada.

This document contains forward-looking statements, non-GAAP measures and disclosures of barrels of oil equivalent volumes.  Readers are referred to the “Advisories” heading in this document concerning such matters.

In this document “funds flow from operations”, “funds flow from operations per share - diluted”, “netback” and “net debt”, collectively the “Non-GAAP measures”, are presented as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. Certain comparative figures have been reclassified to conform to the current year’s presentation.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas.  Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy and also holds investments in other corporations as part of its portfolio of Strategic Investments.

Paramount has divided its operations into three business segments, established by management to assist in resource allocation, assessing operating performance and achieving long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:

•

Kaybob consisting of properties in West Central Alberta;

•

Grande Prairie consisting of properties in Central Alberta;

•

Northern consisting of properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•

Southern consisting of properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation.

Paramount Resources Ltd. │ First Quarter 2009

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

First Quarter 2009 Highlights

Three months ended March 31	2009	2008
($ millions, except as noted)

Financial
Petroleum and natural gas sales	40.2	77.0
Funds flow from operations	17.6	24.2
per share - diluted ($/share)	0.27	0.36
Net loss	(23.7)	(38.0)
per share - basic and diluted ($/share)	(0.36)	(0.56)
Total assets	1,109.7	1,217.0
Long-term debt	138.2	94.6
Net debt	143.0	74.8

Operational
Sales volumes
Natural gas (MMcf/d)	51.1	65.8
Oil and NGLs (Bbl/d)	3,398	3,811
Total (Boe/d)	11,912	14,775

Average realized price
Natural gas ($/Mcf)	5.73	7.68
Oil and NGLs ($/Bbl)	45.38	89.44

Wells drilled (net)	16	16

Paramount Resources Ltd. │First Quarter 2009

First Quarter Overview

Principal Properties

▪

Kaybob drilled nine wells, including Paramount’s first horizontal tight gas well in the area.

▪

In Grande Prairie, production at Crooked Creek contributed approximately 500 Boe/d for the quarter, largely due to waterflood, and one liquids rich gas deep well was drilled at Karr.

▪

Completed Northern’s winter drilling program and the Bistcho plant turnaround.

▪

Suspended Southern’s light oil drilling program in North Dakota due to project economics.

▪

Eight (4.7 net) wells drilled in the quarter commenced production in April 2009 and are expected to qualify for a lower Alberta royalty rate.

▪

Received $11.2 million from the settlement of natural gas financial contracts.

▪

Exploration and development capital spending decreased to $55.5 million from $64.4 million in the first quarter of 2008.

▪

Realized prices declined by 25 percent for natural gas and 49 percent for crude oil and NGLs from the first quarter of 2008.

▪

Netback decreased to $9.5 million in the first quarter 2009 from $34.8 million in 2008.

Strategic Investments

▪

Drilled seven additional oil sands evaluation wells at Hoole for $2.0 million.

▪

Assembly of the third drilling rig continued with completion expected in mid 2009.

▪

Signed contract for third party short-term usage of a drilling rig for the summer of 2009.

Corporate

▪

Purchased 615,600 Paramount shares for $4.2 million for an average cost of $6.85 per share under the Company’s Normal Course Issuer Bid (“NCIB”).

▪

Received $12.2 million on settlement of the foreign exchange collar.

▪

Corporate costs decreased from $15.7 million to $6.6 million in the first quarter 2009.

Paramount Resources Ltd. │First Quarter 2009

Segment Earnings (Loss)

($ millions)	Q1 2009	Q1 2008

Principal Properties	(21.3)	(17.4)
Strategic Investments	(4.7)	(13.4)
Corporate	(6.6)	(15.7)
Taxes	8.9	8.5
Net Loss	(23.7)	(38.0)

▪

First quarter net loss was $23.7 million compared to a net loss of $38.0 million in 2008. The current year loss includes higher Principal Properties losses due to lower realized prices and lower production partially offset by lower royalties and operating expenses; lower Strategic Investment losses, as 2008 included a $12.4 million loss associated with MGM Energy; and lower Corporate costs due to lower stock-based compensation, foreign exchange, and general and administrative expenses.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

($ millions, except as noted)	Q1 2009	Q1 2008

Cash from operating activities	18.2	33.1
Change in non-cash working capital	(0.6)	(8.9)
Funds flow from operations	17.6	24.2
Funds flow from operations ($/Boe)	16.40	17.98

▪

Funds flow from operations in 2009 decreased by $6.6 million to $17.6 million from the prior year due to a decrease in netback of $25.3 million partially offset by a $13.4 million increase in natural gas financial contract receipts and $5.3 million of reduced Corporate costs and other items.

Paramount Resources Ltd. │First Quarter 2009

Principal Properties

Netbacks and Segment Loss

($ millions, except as noted)	Q1 2009		Q1 2008
		($/Boe)		($/Boe)
Petroleum and natural gas sales	40.2	37.53	77.0	57.25
Royalties	(5.4)	(5.05)	(13.3)	(9.89)
Operating expense and production tax	(21.5)	(20.09)	(24.9)	(18.54)
Transportation	(3.8)	(3.50)	(4.0)	(2.99)
Netback	9.5	8.89	34.8	25.83
Settlements of financial commodity contracts	11.2	10.41	(2.2)	(1.64)
Netback including settlements of financial commodity contracts	20.7	19.30	32.6	24.19
Other Principal Property items (see below)	(42.0)		(50.0)
Segment loss	(21.3)		(17.4)

Petroleum and Natural Gas Sales

($ millions)	Q1 2009	Q1 2008	% change
Natural gas sales	26.3	45.9	(43)
Oil and NGLs sales	13.9	31.1	(55)
Total	40.2	77.0	(48)

First quarter revenue from natural gas, oil and NGLs sales in 2009 was $40.2 million, down 48 percent from 2008 due to the impact of lower sales volumes and prices.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the three months ended March 31, 2009 are as follows:

($ millions)	Natural gas	Oil and NGLs	Total
Three months ended March 31, 2008	45.9	31.1	77.0
Effect of changes in prices	(8.9)	(13.5)	(22.4)
Effect of changes in sales volumes	(10.7)	(3.7)	(14.4)
Three months ended March 31, 2009	26.3	13.9	40.2

Sales Volumes

	Q1 2009			Q1 2008			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	17.7	553	3,500	20.3	770	4,144	(2.6)	(217)	(644)
Grande Prairie	7.8	795	2,102	8.8	689	2,161	(1.0)	106	(59)
Northern	14.0	336	2,660	19.3	760	3,983	(5.3)	(424)	(1,323)
Southern	11.6	1,714	3,650	15.6	1,586	4,183	(4.0)	128	(533)
Other	-	-	-	1.8	6	304	(1.8)	(6)	(304)
Total	51.1	3,398	11,912	65.8	3,811	14,775	(14.7)	(413)	(2,863)

Paramount Resources Ltd. │First Quarter 2009

First quarter average daily natural gas sales volumes decreased to 51.1 MMcf/d in 2009 compared to 65.8 MMcf/d in 2008. The decrease was primarily a result of a three week plant turnaround at Bistcho that also affected production from Cameron Hills and Larne, production declines in Northern and the shut-in of the Liard West in March of 2008. Other decreases included normal production declines at Chain in Southern and in Kaybob and the impact of various 2008 property sales. Certain wells drilled in the quarter were brought on production in April 2009 and are expected to qualify for a lower royalty rate – see Royalty below.  An additional four (2.1 net) wells drilled in the quarter are expected to be brought on production later in 2009, the timing of which is subject to commodity prices and lease accessibility.

First quarter average daily crude oil and NGLs sales volumes decreased to 3,398 Bbl/d in 2009 compared to 3,811 Bbl/d in 2008 as a result of the Bistcho plant turnaround and declines in Northern at Cameron Hills and Kaybob partially offset by increases from North Dakota oil sales and waterflood at Crooked Creek in Grande Prairie.

Average Realized Prices

	Q1 2009	Q1 2008	% change
Natural gas ($/Mcf)	5.73	7.68	(25)
Oil and NGLs ($/Bbl)	45.38	89.44	(49)
Total ($/Boe)	37.53	57.25	(34)

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	Q1 2009	Q1 2008	% change
Natural Gas
New York Mercantile Exchange (Henry Hub Close) (US$/MMbtu)	4.89	8.03	(39)
AECO (Cdn$/GJ)	5.34	6.76	(21)

Crude Oil
West Texas Intermediate (US$/Bbl)	43.16	97.90	(56)
Edmonton Par (Cdn$/Bbl)	48.23	98.13	(51)

Foreign Exchange
Cdn$/1US$	1.25	1.00	(25)

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to reduce exposure to commodity price volatility. Paramount has not designated any of the financial instrument contracts as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.

Paramount Resources Ltd. │First Quarter 2009

Settlements of financial commodity contracts are as follows:

($ millions)	Q1 2009	Q1 2008
Received (paid) on settlement
Gas contracts	11.2	-
Crude oil contracts	-	(2.2)
Total	11.2	(2.2)

At March 31, 2009, Paramount did not have any financial commodity contracts outstanding. Paramount has a long-term physical contract to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, expiring in 2011.

Royalties

($ millions, except as noted)	Q1 2009	Q1 2008	% change
Natural gas	2.1	8.7	(76)
Oil and NGLs	3.3	4.6	(28)
Total	5.4	13.3	(60)
Royalty rate (%)	13.5	17.3	(22)

First quarter royalties decreased to $5.4 million in 2009 compared to $13.3 million in 2008. Natural gas royalties decreased by 76 percent, primarily as a result of lower natural gas revenue and lower royalty rates in connection with Alberta’s new royalty framework (“NRF”) because of low market prices and adjustments for deep wells. First quarter oil and NGLs royalties also declined due to lower revenue, partially offset by higher royalty rates on high productivity wells in Alberta under the NRF.

Eight (4.7 net) wells drilled in the quarter commenced production in April 2009 and are expected to qualify for a lower Alberta royalty rate under the Government of Alberta’s energy incentive program, announced March 3, 2009. The energy incentive program provides a maximum five percent gross royalty rate for all new conventional wells that begin producing between April 1, 2009 and March 31, 2010 for a period of either one year or 0.5 Bcfe or 50,000 Boe of production, whichever occurs first.

The impact of changes in revenue and royalty rates on royalty expense for the three months ended March 31, 2009 is as follows:

($ millions)	Total
Three months ended March 31, 2008	13.3
Effect of changes in revenue	(6.3)
Effect of changes in royalty rates	(1.6)
Three months ended March 31, 2009	5.4

Paramount Resources Ltd. │First Quarter 2009

Operating Expense and Production Tax

($ millions)	Q1 2009	Q1 2008	% change
Operating expense	21.0	24.2	(13)
Production tax	0.5	0.7	(29)
Total	21.5	24.9	(14)

Operating expense in the first quarter of 2009 decreased to $21.0 million compared to $24.2 million in 2008. Northern’s operating costs decreased by over $5 million from the prior year, primarily because incremental costs were incurred in 2008 to suspend production at Liard West.

Northern’s properties are accessible only during winter and as a result, the majority of repairs and maintenance occurs during the first quarter. Northern’s operating costs represented approximately 40 percent of Paramount’s total operating costs in the first quarter of 2009, compared with approximately 55 percent in 2008.

In addition, first quarter 2009 operating costs increased in Grande Prairie, primarily because of the commencement of waterflood, and in Kaybob at Pine Creek due to well suspension activities.

Production tax has decreased consistent with lower volumes and prices.

Transportation Expense

($ millions)	Q1 2009	Q1 2008	% change
Transportation expense	3.8	4.0	(5)

First quarter transportation expense decreased to $3.8 million in 2009 compared to $4.0 million in 2008, primarily as a result of lower volumes, particularly in Northern. Transportation costs per Boe increased in the current year due to the impacts of less production volume over fixed costs.

Other Principal Property Items

($ millions)	Q1 2009	Q1 2008

Depletion, depreciation and accretion	30.7	27.5
Exploration	1.1	3.8
Dry hole	-	5.3
Loss on sale of property plant and equipment	0.3	0.5
Commodity contracts – net of settlements	9.8	12.9
Other items	0.1	-
Total	42.0	50.0

Depletion, depreciation and accretion expense (“DD&A expense”) for the first quarter increased to $30.7 million or $28.59/Boe in 2009 compared to $27.5 million or $20.45/Boe in 2008.

Exploration expense decreased consistent with a lower capital budget. The 2008 dry hole expense related primarily to unsuccessful wells in Northern and Grande Prairie.

Paramount Resources Ltd. │First Quarter 2009

Strategic Investments

($ millions)	Q1 2009	Q1 2008

Loss from investments	(4.0)	(12.7)
Drilling, net	(0.6)	(0.9)
Other items	(0.1)	0.2
Segment Loss	(4.7)	(13.4)

Strategic Investments at March 31, 2009 include the following:

•

investments in Trilogy, MGM Energy, Nuloch Resources Inc., and Paxton Corporation;

•

oil sands investments, including shares in MEG Energy Corp. and carbonate bitumen holdings; and

•

drilling rigs in the United States operated by Paramount’s wholly owned subsidiary, Paramount Drilling U.S. LLC (“Paramount Drilling”).

Paramount increased its equity holdings in Trilogy from 23.3 percent at December 31, 2008 to 23.6 percent at March 31, 2009 through participation in Trilogy’s distribution reinvestment plan.

The first quarter 2009 loss from equity investments included a $2.4 million of equity losses, in addition to a $1.5 million dilution loss related to flow through share renouncements by MGM Energy. The prior year comparable period included a flow through share dilution loss related to MGM Energy and equity losses of $8.2 million.

Paramount Drilling owns two drilling rigs and is completing the assembly of a third rig which is expected to be finished in mid 2009. Because of current project economics, Paramount is not presently drilling in North Dakota and has contracted rig usage to a third party on a short-term basis. Paramount is evaluating alternative uses for the rigs including moving a rig or rigs to Canada and continuing to seek third party contracts.

Corporate

($ millions)	Q1 2009	Q1 2008

General and administrative	4.5	7.3
Stock-based compensation	0.3	4.0
Interest and financing charges	2.6	2.7
Debt extinguishment and other	-	1.5
Foreign exchange (gain) loss	(0.8)	2.1
Other (income) expense	-	(1.9)
Corporate costs	6.6	15.7

First quarter Corporate segment net costs of $6.6 million in 2009 compared to $15.7 million in 2008. General and administrative costs decreased due to lower personnel costs, occupancy costs and higher overhead recoveries. The prior year also included debt extinguishment fees in connection with repaying a portion of the US Senior Notes.

Paramount Resources Ltd. │First Quarter 2009

Capital Expenditures

($ millions)	Q1 2009	Q1 2008
Geological and geophysical	1.3	3.8
Drilling and completions	37.2	47.4
Production equipment and facilities	17.0	12.9
Exploration and development expenditures	55.5	64.1
Land and property acquisitions	1.2	2.2
Cash proceeds on property dispositions	(0.2)	(6.4)
Principal Properties	56.5	59.9
Strategic Investments	7.2	-
Corporate	-	0.2
Net capital expenditures	63.7	60.1

First quarter exploration and development expenditures were $55.5 million compared to $64.1 million in 2008. Spending in the first quarter was primarily for Kaybob’s deep gas program, drilling and facility development at Gold Creek-Karr and Crooked Creek in Grande Prairie, and Northern’s gas program at Bistcho. The 2009 exploration and development budget remains at $90 million and capital spending for the remainder of the year is expected to be primarily directed at Grande Prairie’s Gold Creek-Karr and Valhalla projects, the Musreau area in Kaybob, and Chain in Southern Alberta. Capital spending in Northern is substantially complete for 2009.

Strategic Investment capital expenditures included $5.2 million for the third drilling rig and $2.0 million for drilling seven oil sands evaluation wells at Hoole to further delineate the pool.

Wells drilled are as follows:

(wells drilled)	Q1 2009		Q1 2008
	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	13	8	16	10
Oil	1	1	10	5
Oil sands evaluation	7	7	-	-
Dry and abandoned	-	-	2	1
Total	21	16	28	16

(1) Gross  is the number of wells that Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) Net  is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Paramount Resources Ltd. │First Quarter 2009

Liquidity and Capital Resources

($ millions)	March 31, 2009	December 31, 2008	Change
Working capital deficit (surplus) (1)	3.8	(12.9)	16.7
Credit facility	25.5	-	25.5
US Senior Notes (excluding unamortized financing fees)	113.7	110.4	3.3
Net debt	143.0	97.5	45.5
Share capital	300.3	302.7	(2.4)
Contributed surplus	2.4	2.4	-
Retained earnings	447.9	473.4	(25.5)
Accumulated Other Comprehensive Income	(0.1)	-	(0.1)
Total	893.5	876.0	17.5

(1) Excludes risk management assets and liabilities and stock-based compensation.

The current economic environment remains challenging and uncertain. The global recession, weak commodity prices, volatile financial markets and limited access to capital markets continue to influence Paramount’s business environment and future plans.

Working Capital

Paramount’s working capital deficit at March 31, 2009 was $3.8 million compared to a surplus of $12.9 million at December 31, 2008. Included in working capital at March 31, 2009 was $32.4 million in cash and cash equivalents. The decrease in working capital is primarily due to capital spending, partially offset by funds flow from operations and $12.2 million received on the foreign exchange collar settlement.

Paramount expects to finance the remainder of its 2009 operations, contractual obligations, and capital expenditures from funds flow from operations, its existing cash and cash equivalents, and from available borrowing capacity.

Bank Credit Facility

Subsequent to March 31, 2009, Paramount renewed its credit facility. Both the borrowing base and lender commitments are $125 million. The credit facility is available on a revolving basis to April 30, 2010 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. The amount available under the credit facility is reduced by $16.6 million for outstanding undrawn letters of credit.

As of March 31, 2009, $25.5 million was drawn on the credit facility.

US Senior Notes

At March 31, 2009 Paramount’s 8.5% US Senior Notes outstanding balance remains at US$90.2 million ($113.7 million).

Paramount Resources Ltd. │First Quarter 2009

Share Capital

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a NCIB, commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount may purchase for cancellation up to 3,387,456 Common Shares. For the three months ended March 31, 2009, Paramount purchased 615,600 Common Shares under the NCIB for a total cost of $4.2 million.

At April 30, 2009, Paramount had 66,125,224 Common Shares and 3,848,000 Stock Options outstanding (696,167 exercisable).

Quarterly Information

	2009	2008				2007
($ millions, except as noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Petroleum and natural gas sales	40.2	54.7	83.5	102.9	77.0	61.8	61.9	80.9

Funds flow from operations	17.6	68.2	40.9	46.3	24.2	22.9	21.7	18.0
per share - diluted ($/share)	0.27	1.01	0.60	0.68	0.36	0.33	0.31	0.25

Net earnings (loss)	(23.7)	(150.5)	103.9	(31.9)	(38.0)	(156.5)	(82.2)	671.0
per share - basic ($/share)	(0.36)	(2.23)	1.53	(0.47)	(0.56)	(2.29)	(1.17)	9.46
per share - diluted ($/share)	(0.36)	(2.23)	1.53	(0.47)	(0.56)	(2.29)	(1.17)	9.34

Sales volumes
Natural gas (MMcf/d)	51.1	53.4	57.3	67.7	65.8	67.6	73.5	89.5
Oil and NGLs (Bbl/d)	3,398	3,298	3,657	3,611	3,811	2,984	3,977	3,561
Total (Boe/d)	11,912	12,202	13,206	14,895	14,775	14,248	16,231	18,480

Average realized price
Natural gas ($/Mcf)	5.73	7.43	8.65	10.54	7.68	6.43	5.31	7.35
Oil and NGLs ($/Bbl)	45.38	60.04	112.64	115.55	89.44	79.77	70.99	64.66

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

First quarter 2009 earnings include lower Corporate costs and Strategic Investment losses.

Fourth quarter 2008 earnings include a $54.9 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

Paramount Resources Ltd. │First Quarter 2009

First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and mark-to-market losses of $15.0 million on financial commodity contracts.

Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.

Third quarter 2007 earnings include a write-down of petroleum and natural gas properties of $79.6 million related to Kaybob and Northern.

Second quarter 2007 earnings include a pre-tax $528.6 million gain on the sale of North American and a pre-tax gain of $282.2 million on the sale of property, plant and equipment, including $271.0 million related to the sale of assets in the Surmont, Alberta area.

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized have been derived directly from the investees’ financial statements as at and for the periods ended March 31, 2009 and 2008, and do not include Paramount’s adjustments when applying the equity method of investment accounting.  As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy and MGM Energy.

($ millions)	Trilogy		MGM Energy
As at March 31	2009	2008	2009	2008
Current assets	$ 60.2	$ 55.2	$ 54.4	$ 80.0
Long term assets	889.1	897.3	231.5	252.0
Current liabilities	72.5	112.4	29.7	57.2
Long term liabilities	457.4	469.3	2.5	1.4
Equity	$ 419.3	$ 370.8	$ 253.7	$ 273.4

Three months ended March 31	2009	2008	2009	2008
Revenue	$ 60.0	$ 69.9	$ 0.2	$ 1.0
Expenses	62.3	65.8	36.9	60.3
Taxes	(7.6)	3.2	-	(13.7)
Net Earnings (loss)	$ (5.8)	$ 0.9	$ (36.7)	$ (45.6)
Units/shares outstanding at March 31 (thousands)	98,249	95,642	263,195	128,945
Paramount’s equity interest at March 31(1)	23.6%	21.1%	16.7%	16.7%

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations.

Trilogy had 3.8 million trust unit options outstanding (0.3 million exercisable) at March 31, 2009 at exercise prices ranging from $4.85 to $12.88 per unit. MGM Energy had 11.3 million stock options outstanding (1.0 million exercisable) at March 31, 2009 at exercise prices ranging from $0.16 to $5.00 per share.

Paramount Resources Ltd. │First Quarter 2009

Outlook Update

The 2009 exploration and development budget of $90 million excluding land purchases remains unchanged. The Company’s current capital plan remains flexible and depending upon future economic conditions, the Company may increase or decrease capital spending. First quarter production of 11,912 Boe/d is consistent with expectations and Paramount continues to forecast annual average production of 12,500 Boe/d, based on the current exploration and development budget.

Paramount Resources Ltd. │First Quarter 2009

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards (“IFRS”) for fiscal years beginning on January 1, 2011. The Company commenced the IFRS transition process in 2008, which includes of four key phases:

• Project Management – A steering committee has been established to monitor the transition and a project team has been assembled to research and analyze IFRS and implement the transition according to the project plan.

• Diagnostic - A diagnostic has been completed to identify key differences between existing Canadian GAAP and IFRS, as they relate to the Company.

• Research and policy design – This phase will identify policy changes from current practice and an analysis of policy alternatives where applicable. This phase is ongoing and expected to be completed in mid 2009. In addition, Paramount has secured the services of an external advisor to provide technical accounting advice where necessary and permitted.

• Implementation – This phase will include employee and stakeholders training, approval and implementation of accounting policy changes, implementation of new processes and process changes, implementation and testing of new systems and controls as well as the preparation of an opening IFRS balance sheet. This phase is expected to commence in mid to late 2009.

Paramount’s steering committee consists of senior members of management who are responsible for approval of policy recommendations where alternatives are permitted. Through the diagnostic, the Company has identified property plant and equipment as one key difference, among others. Although Paramount follows successful efforts accounting for oil and gas operations, the transition to IFRS will require certain policy, process and disclosure changes, including impairment testing levels and exploration phase accounting. Prior year’s impairments and depreciation will also be required to be calculated on a retroactive basis and reversed in certain circumstances.

Other significant differences include, but are not limited to, accounting for stock-based compensation and asset retirement obligations. The project team is in the process finalizing the determination of its cash generating units, which will impact impairment and depreciation, and continues to research policy alternatives, and process changes related to these items.

Paramount Resources Ltd. │First Quarter 2009

Advisories

Forward-looking Statements

Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook and include an assessment of the fair value and impairment charges of investments. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, financing plans, planned capital expenditures, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

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future oil and gas prices and general economic and business conditions;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations;

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the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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the ability of Paramount to market its oil and natural gas successfully to current and new customers;

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the ability of Paramount to secure adequate product transportation and storage;

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the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

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the timely receipt of required regulatory approvals; and

▪

currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements or information as Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include, but are not limited to:

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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general economic and business conditions;

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loss of the services of any of Paramount’s executive officers or key employees;

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the ability of Paramount’s management to execute its business plan;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪

risks and uncertainties involving the geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

▪

the uncertainty of resource estimates and resource life;

Paramount Resources Ltd. │First Quarter 2009

▪

the ability of Paramount to add production and reserves through development and exploration activities;

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the impact of market competition;

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the uncertainty of estimates and projections relating to exploration and development costs and expenses;

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the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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the availability of future growth prospects and Paramount’s expected financial requirements;

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risks inherent in Paramount's marketing operations, including counterparty credit risk;

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Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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Paramount's ability to enter into or continue leases;

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Paramount's ability to secure adequate product transportation and storage;

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imprecision in estimates of product sales and the anticipated revenues from such sales;

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weather conditions;

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the ability to obtain necessary regulatory approvals;

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the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

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uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

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changes in taxation laws and regulations and the interpretation thereof;

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health, safety and environmental risks;

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changes in environmental laws and regulations and the interpretation thereof;

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the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

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the cost of future abandonment activities and site restoration;

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risks associated with existing and potential future law suits and regulatory actions against Paramount;

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uncertainty regarding aboriginal land claims and co-existing with local populations;

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occurrence of a significant event against which the Company is not fully insured; and

▪

other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this document are made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Paramount Resources Ltd. │First Quarter 2009

Non-GAAP Measures

“Funds flow from operations” and “Netback” are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital.  “Netback” equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of “Net debt” in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe”, “Bcfe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Paramount Resources Ltd. │First Quarter 2009